Mail Stop 4561

October 22, 2008

Mr. Dudi Machluf
Chief Financial Officer
Elbit Imaging Ltd.
2 Weitzman St.
Tel-Aviv 64239, Israel

      Re: Elbit Imaging Ltd.
             Form 20-F for the year ended December 31, 2007
             File No. 000-28996

Dear Mr. Machluf:

We have completed our review of the above referenced filing and have no further comments at this time.

            Sincerely,

            Kevin Woody
            Branch Chief